Pricing Term Sheet Dated March 14, 2019

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-213681

Supplementing the Preliminary

Prospectus Supplement dated March 14, 2019

(To the Prospectus dated September 16, 2016)

$600,000,000 4.375% Senior Notes due 2024 (the “2024 Notes”)

$650,000,000 5.150% Senior Notes due 2029 (the “2029 Notes”)

(the “Offering”)

The information in this pricing term sheet relates to the Offering of SYNCHRONY FINANCIAL (the “Issuer”), and should be read together with the preliminary prospectus supplement dated March 14, 2019 relating to the Offering, and the accompanying prospectus dated September 16, 2016 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-213681) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”).

The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	SYNCHRONY FINANCIAL

Title of Securities:	4.375% Senior Notes due 2024 5.150% Senior Notes due 2029

Ranking:	Senior Unsecured

Maturity Date:	March 19, 2024 for the 2024 Notes March 19, 2029 for the 2029 Notes

Principal Amount:	$600,000,000 for the 2024 Notes $650,000,000 for the 2029 Notes

Price to Public:	99.756% of the principal amount for the 2024 Notes 99.784% of the principal amount for the 2029 Notes

Net Proceeds to Issuer (before estimated offering expenses):	$595,536,000 for the 2024 Notes $645,021,000 for the 2029 Notes

Treasury Benchmark:	2.375% due February 29, 2024 for the 2024 Notes 2.625% due February 15, 2029 for the 2029 Notes

Treasury Benchmark Price:	99-23 3⁄4 for the 2024 Notes 99-31 for the 2029 Notes

Treasury Benchmark Yield:	2.430% for the 2024 Notes 2.628% for the 2029 Notes

Spread to Treasury Benchmark:	+200 basis points for the 2024 Notes +250 basis points for the 2029 Notes

Yield to Maturity:	4.430% for the 2024 Notes 5.178% for the 2029 Notes

Interest Rate:	4.375% for the 2024 Notes 5.150% for the 2029 Notes

Day Count Convention:	30/360, Following Unadjusted

Business Day Convention:	New York

Interest Payment Dates:

Interest on the Notes will be payable semi-annually in arrears on:

•  March 19 and September 19 of each year, beginning on September 19, 2019 for the 2024 Notes

•  March 19 and September 19 of each year, beginning on September 19, 2019 for the 2029 Notes

Optional Redemption:

The Notes may not be redeemed by us prior to September 19, 2019. At any time and from time to time on or after September 19, 2019 prior to February 19, 2024 (one month prior to the maturity date of the 2024 Notes) and at any time and from time to time on or after September 19, 2019 prior to December 19, 2028 (three months prior to the maturity date of the 2029 Notes), the Issuer may redeem the applicable Notes at a redemption price equal to the greater of:

•  100% of the aggregate principal amount of the applicable Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date for the applicable Notes to be redeemed; and

•  the sum of the present values of the remaining scheduled payments of principal and interest in respect of the applicable Notes to be redeemed, discounted to such redemption date, on a semi-annual basis, at the applicable Treasury Rate (as defined in the Preliminary Prospectus) plus 30 basis points for the 2024 Notes and 40 basis points for the 2029 Notes, plus accrued and unpaid interest to, but excluding, the redemption date of the applicable Notes to be redeemed.

At any time and from time to time on or after February 19, 2024 (one month prior to the maturity date of the 2024 Notes) and at any time and from time to time on or after December 19, 2028 (three months prior to the maturity date of the 2029 Notes), the Issuer may redeem the applicable Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the applicable Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date of the applicable Notes to be redeemed.

CUSIP / ISIN:	87165B AN3 / US87165BAN38 for the 2024 Notes 87165B AP8 / US87165BAP85 for the 2029 Notes

Format:	SEC Registered

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Method of Settlement:	DTC

Trade Date:	March 14, 2019

Settlement Date**:	March 19, 2019 (T+3)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-Managers:	Academy Securities, Inc. Blaylock Van, LLC CastleOak Securities, L.P. Mischler Financial Group, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

  * Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

**It is expected that delivery of the notes will be made against payment therefor on or about March 19, 2019, which will be the third business day after the date of this prospectus supplement. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this prospectus supplement will be required, by virtue of the fact that the notes will settle in three business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

SYNCHRONY FINANCIAL (the “Issuer”) has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated March 14, 2019 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement related to the offering and the accompanying prospectus may be obtained from: J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor, or by calling at (212) 834-4533; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling at (800) 831-9146; and Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Attention: WFS Customer Service, Minneapolis, Minnesota 55402, or by calling (800) 645-3751.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.

3